Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company
Minefinders Corporation Ltd.
2288 - 1177 West Hastings Street
Vancouver, BC V6E 2K3

Item 2. Date of Material Change
September 28, 2010

Item 3. News Release
The News Release dated September 28, 2010 was forwarded to the Toronto Stock Exchange and NYSE Amex and was disseminated through Marketwire. A copy of this News Release is attached as Schedule "A".

Item 4. Summary of Material Change
On September 28, 2010, Minefinders Corporation Ltd. provided an update on the status of remediation work on the phase 1 leach pad at the Company’s Dolores Mine and reported that the remediation work on the phase 1 leach pad continues.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change
For a full description of the material change, see Schedule "A".

5.2 Disclosure for Restructuring Transactions
Not Applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

Item 7. Omitted Information
Not Applicable.

Item 8. Executive Officer
Mark H. Bailey
President and Chief Executive Officer
Tel: 604.687.6263

Item 9. Date of Report
Dated at Vancouver, BC, this 1st day of October, 2010.